EXHIBIT 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2016 AND 2015

INTRODUCTION

This management discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its subsidiaries, Biodroga Nutraceuticals Inc. (”Biodroga”) and Acasti Pharma Inc. (”Acasti”), for the three-month and six-month periods ended August 31, 2016 and 2015. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and six-month periods ended August 31, 2016 and 2015. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three-month and six-month periods ended August 31, 2016 and 2015 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on October 12, 2016. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‘’Related Party Transactions’’, ‘’Off-Balance Sheet Arrangements’’, ‘’Critical Accounting Policies and Estimates’’ or ‘’Risks and Uncertainties’’ to those outlined in the Corporation’s 2016 annual MD&A as filed with Canadian securities regulatory authorities on May 25, 2016. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to “CAD”, “USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Information disclosed in this report has been limited to what Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results.

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The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and non-IFRS operating loss (Operating loss before interest, taxes, depreciation and amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Company’s financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA and non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA or non-IFRS operating loss may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA and non-IFRS operating loss measurement by adding to net income (loss), finance costs, depreciation and amortization and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA and non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss is presented later in this document.

BUSINESS OVERVIEW

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers a variety of specialty ingredients, including premium krill oil manufactured in our state-of-the art facility and a variety of other marine oils, seed oils and specialty ingredients. Neptune also offers its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3® brand is also sold in bulk to unbranded distributors. The Company’s head office is located in Laval, Quebec.

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Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti. Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Introduction of NKO® Omega Plus

On September 15, 2016, Neptune announced that NKO® Omega Plus will now be one of the highest omega-3 concentration of krill oil based products available on the market. Neptune’s proprietary extraction process enables NKO® Omega Plus to contain up to 30% more Omega-3 than krill oil products typically on the market today.

Productivity Initiatives Generating Results

Project Turbo, a company-wide initiative introduced to drive efficiencies and heighten operating performance is well underway. Amongst other things, Neptune is focusing on optimizing business processes and reducing general and administrative expenditures. As Neptune drives productivity efficiencies throughout the business, it should result in a strengthening of the financial results going forward. To date, Neptune has identified and implemented initiatives that are expected to generate approximately $5.0 million targeted savings, with around 85% already being reflected in the results as of August 31, 2016.

Human Resources

Neptune, Biodroga and Acasti are currently employing 129 employees.

On June 29, 2016, a collective agreement has been signed for a 2-year period with some Sherbrooke plant employees. Management is of the view that the certification has no impact on Neptune’s operations at its Sherbrooke plant.

Loan Financing

On April 20, 2016, the Corporation announced that it has signed a term loan of 2.10 million GBP ($3.822 million) with Bank and Clients PLC (“B&C”) based in the United Kingdom. The 4-year second rank secured term loan bears interest at a rate of 12% per annum and includes a 15-month moratorium on principal repayment following which, the loan is payable on a monthly basis over a 33-month period. Proceeds from the loan were used for working capital requirements such as receivables and inventory and to support further growth.

Patents and License Agreements

On October 3, 2016, Neptune and Aker BioMarine (“Aker”) announced that they have entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. Agreement ends all outstanding litigation, with continued access for Aker to Neptune’s composition patents, in consideration of a royalty payment of US$10 million payable over a period of 15 months. Neptune acquires rights to use Aker’s select krill oil-related patent portfolio in consideration of a royalty payment of $US4 million payable over the same 15-month period. This agreement should create a lasting patent peace, allowing both companies to focus on growth and business value creation.

Appeal by Enzymotec of the PTAB’s decision: we are referring you to the annual 2016 MD&A for the details as there has been no development during this quarter.

Under the terms of the settlement agreement with Enzymotec entered into on April 27, 2014, royalty obligations in Australia were similarly dependent on the outcome of a potential request with the Australian Patent Office for a review of certain claims of Neptune’s Australian composition of matter patent (AU 2002322233). Enzymotec decided to pursue a patent re-examination. On May 25, 2015, the Australian Patent Office confirmed that all claims in Neptune Australian patents are patentable and this re-examination is now completed. On July 28, 2015, Enzymotec filed a second request for re-examination against the same patent, which was rejected in whole by the Australian patent office in early September 2015, confirming again the validity of Neptune’s Australian composition patent AU 2002322233. Enzymotec filed a third (rejected) and fourth request for re-examination in Australia in September and October. On May 16, 2016, the Australian Patent Office confirmed that all the claims in Neptune’s Australian patent were novel, but that a few were obvious, and therefore invalid. We disagree with the Australian Office’s statement on obviousness and we filed our position in that regard in July 2016. That being said, Enzymotec was not successful in its fourth attempt to invalidate the “royalty-triggering” claims and as such, royalties are owed to Neptune on sales in Australia since April 27, 2014 despite the recent Examiner report. No such royalty amount has been recognized in Neptune’s financial statements of the three-month and six-month periods ended August 31, 2016. Neptune is working on recovering the royalties owed from Enzymotec.

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Election of Directors

On July 15, 2016, the Corporation announced that the nominees listed in its management proxy circular date June 14, 2016 were elected as directors of Neptune at its Annual and Special Meeting of Shareholders held on July 12, 2016. The Board of Directors is currently comprised of the following Directors: Pierre Fitzgibbon, Katherine Crewe, Ronald Denis, James S. Hamilton, John M. Moretz, François R. Roy, Leendert H. Staal, Victor Neufeld and Richard P. Schottenfeld.

Change in Fiscal Year End to March 31st

On July 15, 2016, the Corporation announced that it will be transitioning to a new fiscal year-end in 2017. As a result of this transition, the Corporation’s year-end will take place on March 31, 2017 rather than February 28, 2017. The change in year-end will be better aligned with Neptune’s industry comparables and standard quarters. For purpose of its regulatory filings, the Corporation will report results for the 13th months transition period ended March 31, 2017 with a last quarterly period covering a four-month period from December 1, 2016 to March 31, 2017.

Subsequent events

On October 3, 2016, Neptune and Aker announced that they have entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. See “Patents and License Agreements” section.

On October 7, 2016, Neptune through Biodroga has signed an exclusive, worldwide and royalty bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient. Designed as a unique delivery system, MaxSimil allows for enhanced bioavailability and absorption of lipid based and lipid soluble nutraceuticals ingredients such as omega-3 fish oils, vitamin A, D, K and E, CoQ10 and others. The agreement allows Neptune to manufacture, distribute and sell MaxSimil in the nutraceuical field worldwide. The terms also cover potential collaboration between both companies on clinical trials.

About Acasti

Acasti is preparing for discussions with the Food and Drug Administration (“FDA”) about the next steps for the development program of CaPre®, including the Phase 3 clinical study. Such discussions are meant to allow the FDA to provide feedback on Acasti’s plans and to clarify or answer specific questions that the FDA may have prior to initiating the Phase 3 clinical study. Such discussions can take the form of written correspondence, discussions and potential in person meetings with the FDA.

Acasti intends to conduct a Phase 3 clinical trial in North America, in a patient population with very high triglycerides (> or = 500 mg/dL).

Acasti plans to pursue the regulatory pathway for CaPre® under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act and recently completed the bioavailability bridging study comparing CaPre® to a marketed omega-3 prescription drug (LOVAZA) as a means of establishing a scientific bridge between the two. The results of this study are expected to support the feasibility of a 505(b)(2) regulatory pathway, and will help Acasti to optimize the protocol design of a Phase 3 clinical study. The 505(b)(2) approval pathway has been used by many other companies, and Acasti’s regulatory and clinical experts believe such a strategy is best for CaPre®. This should allow Acasti to further optimize the advancement of CaPre® while benefiting most importantly from the substantial clinical and nonclinical data already available with LOVAZA, an already-approved omega-3 prescription drug. Furthermore, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a New Drug Application (“NDA”) submission.

The finalization and execution of Acasti’s comprehensive CaPre® development program and pivotal Phase 3 study, overall costs and timelines are contingent upon FDA review and direction. Acasti will continue to work closely with the FDA to ensure Acasti is aligned with their views on CaPre®’s clinical development. Acasti believes it will begin the Phase 3 study by the end of 2017.

Additional time and capital will be required to complete the CaPre® development program and the filing of a NDA to obtain FDA approval for CaPre® in the United States before reaching commercialization. Acasti plans to initially seek approval of CaPre® for the treatment of severe hypertriglyceridemia.

On September 14, 2016, Acasti announced the data of its open-label, randomized, four-way, cross-over, bioavailability study which compared CaPre® given as a single dose of 4 grams in fasting and fed states with the approved hypertriglyceridemia drug LOVAZA in 56 healthy volunteers. The study met its primary objective and demonstrated that the levels of omega-3 fatty eicosapentaenoic acid (“EPA”) and docosahexaenoic acid (“DHA”) following administration of CaPre® did not exceed the levels following administration of 4 grams of LOVAZA in subjects who were fed a high-fat meal. These results support the basis for claiming a comparable safety profile of the two products.

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Furthermore, among subjects in the fasting state, CaPre® demonstrated better bioavailability than LOVAZA, as measured by blood levels of EPA and DHA. As previously reported, the bioavailability of CaPre® is not significantly reduced when taken with a low-fat meal versus a high-fat meal. This could represent a significant clinical advantage for CaPre® over LOVAZA since the administration with a low-fat meal represents a more appropriate regimen for patients with hypertriglyceridemia who follow a restricted diet.

On March 1, 2016, Acasti announced the resignations of Jerald D. Wenker, Harlan W. Waksal, Adrian Montgomery and Reed V. Tuckson as directors of Acasti effective February 29, 2016. On the same date, Acasti announced the appointment of Dr. Roderick Carter as Executive Chairman of the Board and Pierre Fitzgibbon as a director of Acasti.

On March 22, 2016, Acasti received a NASDAQ Deficiency Letter confirming that Acasti is no longer in compliance with NASDAQ Listing Rule 5605, requiring a company’s audit committee to be comprised of at least three independent directors. On July 12, 2016, the Board of Directors appointed three independent members on its Audit Committee and regained compliance with NASDAQ Listing Rule 5605. The Audit Committee is currently comprised of the following individuals: Mr. Canan, Chair of the Audit Committee, Dr. Staal and Dr. Carter.

Acasti appointed Ms. Jan D’Alvise as President and Chief Executive Officer effective June 1, 2016.

On July 15, 2016, Acasti announced that the nominees listed in its management proxy circular were elected as directors of Acasti at its Annual and Special Meeting of Shareholders. The Board of Directors is currently comprised of the following Directors: Ms. Jan D’Alvise, Mr. John Canan, Dr. Roderick Carter (Chairman), Mr. Jim Hamilton and Dr. Leendert Staal.

Additional information relating to Acasti can be found on SEDAR at www.sedar.com

SEGMENT DISCLOSURES

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids.
•	Cardiovascular segment develops and commercializes medical food and pharmaceutical products for cardiovascular diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit (loss) before income tax, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing between both segments are based on predetermined rates accepted by all parties involved.

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Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Three-month period ended August 31, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	11,587	4	–	11,591
Gross margin	2,587	4	–	2,591
R&D	(356)	(1,598)	581	(1,373)
SG&A	(2,496)	(856)	–	(3,352)
Loss from operating activities	(265)	(2,450)	581	(2,134)
Net finance (cost) income	(395)	120	(2)	(277)
Income taxes	(8)	–	–	(8)
Net loss	(668)	(2,330)	579	(2,419)

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net loss	(668)	(2,330)	579	(2,419)
Add (deduct):
Depreciation and amortization	767	614	(581)	800
Finance costs	683	2	(38)	647
Finance income	(320)	(57)	38	(339)
Change in fair value of derivative assets and liabilities	32	(65)	2	(31)
Stock-based compensation	253	210	–	463
Income taxes	8	–	–	8
Acquisitions costs	14	–	–	14
Adjusted EBITDA (non-IFRS operating loss)[1]	769	(1,626)	–	(857)

Three-month period ended August 31, 2015

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	4,371	7	–	4,378
Gross margin	690	5	–	695
R&D	(458)	(1,662)	581	(1,539)
SG&A	(2,795)	(503)	–	(3,298)
Insurance recoveries	724	–	–	724
Loss from operating activities	(1,839)	(2,160)	581	(3,418)
Net finance (cost) income	(57)	919	(1)	861
Net loss	(1,896)	(1,241)	580	(2,557)

Non-IFRS operating loss[1] calculation
Net loss	(1,896)	(1,241)	580	(2,557)
Add (deduct):
Depreciation and amortization	598	595	(581)	612
Finance costs	333	1	–	334
Finance income	(335)	(896)	–	(1,231)
Change in fair value of derivative assets and liabilities	59	(24)	1	36
Stock-based compensation	345	81	–	426
Insurance recoveries	(724)	–	–	(724)
Non-IFRS operating loss[1]	(1,620)	(1,484)	–	(3,104)

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1 The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) are not a standard measure endorsed by IFRS requirements.

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Six-month period ended August 31, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	22,841	7	–	22,848
Gross margin	6,104	7	–	6,111
R&D	(751)	(3,993)	1,161	(3,583)
SG&A	(5,686)	(1,423)	–	(7,109)
Loss from operating activities	(333)	(5,409)	1,161	(4,581)
Net finance (cost) income	(1,285)	(75)	(3)	(1,363)
Income taxes	(300)	–	–	(300)
Net loss	(1,918)	(5,484)	1,158	(6,244)
Total assets	119,591	23,552	(45,775)	97,368
Cash and short-term investments	7,125	8,124	–	15,249
Working capital[2]	14,074	6,047	–	20,121

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net loss	(1,918)	(5,484)	1,158	(6,244)
Add (deduct):
Depreciation and amortization	1,532	1,223	(1,161)	1,594
Finance costs	1,251	279	(83)	1,447
Finance income	(1)	(106)	83	(24)
Change in fair value of derivative assets and liabilities	35	(98)	3	(60)
Stock-based compensation	670	275	–	945
Income taxes	300	–	–	300
Acquisitions costs	38	–	–	38
Adjusted EBITDA (non-IFRS operating loss)[1]	1,907	(3,911)	–	(2,004)

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1 The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) are not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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Six-month period ended August 31, 2015

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	7,412	12	(342)	7,082
Gross margin	(69)	7	(85)	(147)
R&D	(864)	(3,642)	1,246	(3,260)
SG&A	(5,786)	(1,134)	–	(6,920)
Insurance recoveries	724	–	–	724
Loss from operating activities	(5,995)	(4,769)	1,161	(9,603)
Net finance (cost) income	(427)	2,562	(55)	2,080
Net loss	(6,422)	(2,207)	1,106	(7,523)
Total assets	102,664	33,027	(46,805)	88,886
Cash and short-term investments	3,430	15,766	–	19,196
Working capital[2]	16,207	15,195	–	31,402

Non-IFRS operating loss[1] calculation
Net loss	(6,422)	(2,207)	1,106	(7,523)
Add (deduct):
Depreciation and amortization	1,190	1,183	(1,161)	1,212
Finance costs	663	2	–	665
Finance income	(296)	(832)	–	(1,128)
Change in fair value of derivative assets and liabilities	60	(1,732)	55	(1,617)
Stock-based compensation	686	157	–	843
Insurance recoveries	(724)	–	–	(724)
Non-IFRS operating loss[1]	(4,843)	(3,429)	–	(8,272)

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the cardiovascular segment and its amortization charge are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

Key ratios of the nutraceutical segment

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015
Key ratios (% of total revenues):
Gross margin	22%	16%	27%	(1%)
Research and development expenses	3%	10%	3%	12%
Selling, general and administrative expenses	22%	64%	25%	78%
Adjusted EBITDA (non-IFRS operating loss)[1]	7%	(37%)	8%	(65%)

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1 The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) are not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended August 31, 2016 amounted to $11,587, representing an increase of 165% compared to $4,371 for the three-month period ended August 31, 2015. Total revenues for the six-month period ended August 31, 2016 amounted to $22,841, representing an increase of 208% compared to $7,412 for the six-month period ended August 31, 2015. The increase for the three-month and six-month periods ended August 31, 2016 is primarily due to revenues from Biodroga, the new business acquired on January 7, 2016, and a good performance from krill ingredients with respectively 32% and 47% increase versus last year.

Total revenues for the three-month and six-month periods ended August 31, 2016 include respectively $273 and $401 of royalty revenues compared to $104 and $491 for the corresponding periods in 2015.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors, costs for servicing and commissioning and storage costs.

Gross margin for the three-month period ended August 31, 2016 amounted to $2,587 compared to $690 for the same period in 2015. Gross margin for the six-month period ended August 31, 2016 amounted to $6,104 compared to a loss of $69 for the same period in 2015. The increase in gross margin for the three-month and six-month periods ended August 31, 2016 compared to last year's corresponding periods was primarily due to a reduction of production costs and better efficiency in operations, and to Biodroga’s contribution. Last year’s gross margin included unallocated production overheads related to lower than expected level of production of $441 and $2,174, respectively, for the three-month and six-month periods ended August 31, 2015 and a reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the same periods.

These improvements translated into improved gross margin as a % of total revenues from 16% for the three-month period ended August 31, 2015 to 22% for the three-month period ended August 31, 2016 and more significantly from negative 1% for the six-month period ended August 31, 2015 to positive 27% for the six-month period ended August 31, 2016.

Research and Development (R&D) Expenses

R&D expenses amounted to $356 in the three-month period ended August 31, 2016 compared to $458 for the corresponding period in 2015, a decrease of $102 compared to the corresponding period in 2015. R&D expenses amounted to $751 in the six-month period ended August 31, 2016 compared to $864 for the corresponding period in 2015, a decrease of $113 compared to the corresponding period in 2015. The decreases are mainly attributable to $103 of impairment loss related to intangible assets that was included in the corresponding periods of 2015.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $2,496 in the three-month period ended August 31, 2016 compared to $2,795 for the corresponding period in 2015, a decrease of $299 compared to the corresponding period in 2015. SG&A expenses amounted to $5,686 in the six-month period ended August 31, 2016 compared to $5,786 for the corresponding period in 2015, a decrease of $100 compared to the corresponding period in 2015. The decreases are mainly attributable to a decrease in salaries and benefits, severance and to a property tax credit partially offset by Biodroga’s SG&A expenses.

Adjusted EBITDA (Non-IFRS operating loss)

Adjusted EBITDA improved by $2,389 for the three-month period ended August 31, 2016 to an Adjusted EBITDA of $769 compared to a non-IFRS operating loss of $1,620 for the three-month period ended August 31, 2015. Adjusted EBITDA improved by $6,750 for the six-month period ended August 31, 2016 to an Adjusted EBITDA of $1,907 compared to a non-IFRS operating loss of $4,843 for the six-month period ended August 31, 2015.

The improvement of the Adjusted EBITDA for the three-month and six-month periods ended August 31, 2016 is mainly attributable to an increase in revenues, to a reduction of production costs and better efficiency in operations, and to Biodroga’s contribution. The improvement is also due to last year unallocated production overheads related to lower than expected level of production of $441 and $2,174, respectively, for the three-month and six-month periods ended August 31, 2015 and reversal of write-down on inventory of $1,406 offset by an inventory write-down of $945 for the same periods.

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management discussion and analysis of the financial situation and operating results

Net finance costs (income)

Finance income amounted to $320 in the three-month period ended August 31, 2016 compared to $335 for the corresponding period in 2015, representing a decrease of $15. Finance income amounted to $1 in the six-month period ended August 31, 2016 compared to $296 for the corresponding period in 2015, representing a decrease of $295. The decrease of $295 in the six-month period ended August 31, 2016 is attributable to the variation of the foreign exchange gain.

Finance costs amounted to $683 in the three-month period ended August 31, 2016 compared to $333 for the corresponding period in 2015, an increase of $350 compared to the same period in 2015. Finance costs amounted to $1,251 in the six-month period ended August 31, 2016 compared to $663 for the corresponding period in 2015, an increase of $588 compared to the same period in 2015. The increase in the three-month and six-month periods ended August 31, 2016 is mostly attributable to an increase in interest on loans and borrowings. The increase in interest on loans and borrowings is attributable to the financing of the business acquisition that occurred in January 2016 and to the new financing from B&C that occurred in April 20, 2016. The increase is also attributable to the increase in interest charge on the secured loan from Investissement Quebec, for which the interest rate increased starting on January 1st, 2016.

Change in fair value of derivative assets and liabilities amounted to a loss of $32 in the three-month period ended August 31, 2016 compared to $59 for the corresponding period in 2015. Change in fair value of derivative assets and liabilities amounted to a loss of $35 in the six-month period ended August 31, 2016 compared to $60 for the corresponding period in 2015.

Income taxes

The net loss of the quarter ended August 31, 2016 includes deferred tax expense of $8. The net loss of the six-month period ended August 31, 2016 includes deferred tax expenses of $300. The deferred income tax expense for the quarter and year-to-date ended August 31, 2016 results from the utilization of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016.

Net Loss

The nutraceutical segment realized a net loss for the three-month period ended August 31, 2016 of $668 compared to a net loss of $1,896 for the three-month period ended August 31, 2015, a reduction of $1,228 compared to the same period in 2015. The nutraceutical segment realized a net loss for the six-month period ended August 31, 2016 of $1,918 compared to a net loss of $6,422 for the six-month period ended August 31, 2015, a reduction of $4,504 compared to the same period in 2015. The net loss for the three-month and six-month periods ended August 31, 2015 included insurance recoveries for an amount of $724.

The reduction in the net loss for the three-month and six-month periods ended August 31, 2016 is mainly attributable to the same reasons stated above for the improvement of the Adjusted EBITDA for the three-month and six-month periods ended August 31, 2016. This reduction is partially offset by an increase in finance costs of $350 for the three-month period ended August 31, 2016. For the six-month period ended August 31, 2016, the reduction is partially offset by an increase in income taxes of $300, an increase in finance costs of $588 and by a decrease in finance income of $295.

OPERATING RESULTS OF THE CARDIOVASCULAR SEGMENT (Acasti)

Non-IFRS operating loss

The Non-IFRS operating loss increased by $140 for the three-month period ended August 31, 2016 to $1,625 compared to $1,485 for the three-month period ended August 31, 2015, mainly due to increases in general and administrative expenses, more specifically compensation and consulting, before consideration of stock-based compensation, amortization and depreciation.

Research and development expenses decreased by $95 before consideration of stock-based compensation and amortization and depreciation. This decrease is mainly attributable to the decrease in professional fees of $284, principally offset by an increase in research contract expenses of $219. As Acasti continued to move its development program forward, the composition of expenses also continued to change led by the increase in the research contracts based on the continuation of the bioavailability bridging clinical study initiated early in fiscal 2017 to establish the scientific bridge justifying its intended 505(b)(2) regulatory pathway.

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management discussion and analysis of the financial situation and operating results

The increase in general and administrative (“G&A”) expenses of $235 before consideration of stock-based compensation is mainly attributable to an increase in salaries and benefits of $164, primarily with the addition of new management, professional fees of $67 and investor relations of $33, principally offset by decreases in administrative fees of $36.

The Non-IFRS operating loss increased by $481 for the six-month period ended August 31, 2016 to $3,911 compared to $3,430 for the six-month period ended August 31, 2015, mainly due to increases in research and development expenses before consideration of stock-based compensation and amortization and depreciation, more specifically research contracts.

Research and development expenses increased by $296 before consideration of stock-based compensation and amortization and depreciation. This increase is mainly attributable to the increase in research contracts of $928 and salaries and benefits of $119, principally offset by decreases in professional fees of $672, and other expense of $62. The increase of $928 in research contracts is primarily due to the conduct of the bioavailability bridging clinical study initiated early in fiscal 2017. Acasti has also been continuing its pharmaceutical process and analytical development and chemistry manufacturing control scale-up.

The increase in general and administrative expenses of $185 before consideration of stock-based compensation is mainly attributable to an increase in salaries and benefits of $185 and professional fees of $116. The increase is principally offset by decreases in administrative fees of $116 and investor relations of $39.

Net Loss

Acasti realized a net loss for the three-month period ended August 31, 2016 of $2,330 or $0.22 per share compared to a net loss of $1,241 or $0.12 per share for the three-month period ended August 31, 2015. These results are mainly attributable to the factors described above in the Non-IFRS operating loss section as well as by the decrease in the foreign exchange gain of $879.

Acasti realized a net loss for the six-month period ended August 31, 2016 of $5,484 or $0.51 per share compared to a net loss of $2,206 or $0.21 per share for the six-month period ended August 31, 2015. These results are mainly attributable to the factors described above in the Non-IFRS operating loss sections as well as by the decrease in value of the derivative warrant liabilities of $98 compared to a decrease of $1,732 in the prior period, a foreign exchange loss of $264 compared to a gain of $804 in the prior period and an increase in stock-based compensation of $191, offset by a slight increase in amortization and depreciation of $41. Stock-based compensation increased as new grants were provided during the three-month period ended August 31, 2016.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, capital expenditures and our acquisition are mainly financed through cash flows from operating activities and our liquidities, as well as the issuance of common shares and debt.

The Corporation entered into an interest rate swap to manage interest rate fluctuations. The fair value of this swap is presented under other financial liabilities section. Under this decreasing swap with an original nominal value of $5,625 (value of $5,156 as at August 31, 2016), maturing December 27, 2018, the Corporation pays a fixed interest rate of 2.94% plus an applicable margin and receives a variable rate based on prime rate. This interest rate swap has been designated as a cash flow hedge of the variable interest payment on the loan amounted to $6,692 as of August 31, 2016.

During the quarter, the Corporation entered into cross currency swaps to manage foreign currency risk. Fair value of these swaps are presented under other financial assets and other financial liabilities sections. Under the GBP for CDN$ cross currency swap with original nominal value of $3,640, maturing April 30, 2018, the Corporation receives a fixed rate of 12%. Under the CDN$ for US$ cross currency swap with original nominal value of US$2,769, maturing April 30, 2018, the Corporation pays a fixed rate of 13.17%. Foreign exchange exposure on interest expense and debt repayments so converted to USD are therefore mainly naturally hedged by the Corporation’s revenues and receivables denominated in USD. The Corporation did not apply hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the Corporation functional currency.

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management discussion and analysis of the financial situation and operating results

Operating Activities

During the three-month period ended August 31, 2016, the cash from operating activities amounted to $3,371, compared to cash used of $4,996 for the three-month period ended August 31, 2015, an improvement of $8,367. The decrease in cash flows used in operating activities for the three-month period ended August 31, 2016 is mainly attributable to changes in non-cash operating items that generated $4,630, compared to use of $2,851 in cash during the three-month period ended August 31, 2015. Trade and other receivables, inventories and prepaid expenses decreased from May 31, 2016 to August 31, 2016 and trade and other payables increased during the same period. The decrease in cash flow used in operating activities for the three-month period ended August 31, 2016 is also attributable to the reduction of the net loss incurred for the three-month period ended August 31, 2016 compared to net loss of the three-month period ended August 31, 2015, after adjustments for non-cash items, as explained in the non-IFRS operating loss sections above.

During the six-month period ended August 31, 2016, the cash from operating activities amounted to $2,199, compared to cash used of $7,951 for the six-month period ended August 31, 2015, an improvement of $10,150. The decrease in cash flows used in operating activities for the six-month period ended August 31, 2016 is mainly attributable to the reduction of the net loss incurred for the six-month period ended August 31, 2016 compared to net loss of the six-month period ended August 31, 2015, after adjustments for non-cash items, as explained in the non-IFRS operating loss sections above. The decrease in cash flow used in operating activities for the six-month period ended August 31, 2016 is also attributable to changes in non-cash operating items that generated $4,933, compared to use of $240 in cash during the six-month period ended August 31, 2015. Trade and other receivables, inventories, prepaid expenses and trade and other payables decreased from February 29, 2016 to August 31, 2016.

Investing Activities

During the three-month period ended August 31, 2016, except for the variation in the short-term investments generating $1,806 of cash to finance operations, the cash flow used for investing activities were for acquisition of property, plant and equipment ($546) mostly related to R&D equipment for Acasti. Last fiscal year, an amount of $324 was invested in property, plant and equipment for the plant.

During the six-month period ended August 31, 2016, except for the variation in the short-term investments generating $2,821 of cash to finance operations, the cash flow used for investing activities were for acquisition of property, plant and equipment ($1,151) mostly related to R&D equipment for Acasti. Last fiscal year, an amount of $850 was invested in property, plant and equipment mostly for the plant.

Financing Activities

During the three-month period ended August 31, 2016, the financing activities used $2,121 of cash mainly for the repayment of loans and borrowings of $1,824 and for interest paid of $527. During the three-month period ended August 31, 2015, financing activities used $233 of cash mostly from the payment of interest.

During the six-month period ended August 31, 2016, the financing activities used $1,448 of cash mainly for the repayment of loans and borrowings of $3,933 and for interest paid of $1,060. This increase is partially offset by an increase in loans and borrowings of $3,675 related to new loan from B&C. During the six-month period ended August 31, 2015, financing activities used $445 of cash mostly from the payment of interest.

At August 31, 2016, the Corporation’s liquidity position, consisting of cash and short-term investments, was $12,124. Of this amount, $7,124 are Acasti’s funds raised through a public and private offering in 2014 for the development of its new products and their marketing. As such the funds are not readily available to the nutraceutical segment. The Corporation has also restricted short-term investments of $3,125 that are pledged for the loan incurred in the acquisition of Biodroga and the cross currency swap contracts.

The Corporation has an authorized bank line of credit of $1,800, of which $890 was available as at August 31, 2016. On April 20, 2016, the Corporation also signed a term loan of approximately $3,675 with B&C (see Loan Financing of the Business Overview section).

Management believes that its available cash and short-term investments, available financing, expected gross margin on sales of product, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the ability to continue to achieve stronger revenues and also to drive continued efficiencies and heighten operating performance.

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management discussion and analysis of the financial situation and operating results

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange additional debt financing. If Acasti does not raise additional funds, there exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Acasti’s Management has reasonable expectation that they will be able to raise additional funds.

In addition, Acasti is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. Acasti will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, Acasti plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by Acasti will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of Acasti to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected consolidated financial information for the three-month and six-month periods ended August 31, 2016 and 2015. Variations in these amounts have been explained in the segment disclosures section above.

(Unaudited)	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015
	$	$	$	$
Total revenues	11,591	4,378	22,848	7,082
Non-IFRS operating loss[1]	(857)	(3,104)	(2,004)	(8,272)
Net loss	(2,419)	(2,557)	(6,244)	(7,523)
Net loss attributable to equity holders
of the Corporation	(1,191)	(1,875)	(3,348)	(6,309)
Basic and diluted loss per share	(0.02)	(0.02)	(0.04)	(0.08)

Total assets			97,368	88,886
Working capital[2]			20,121	31,402
Non-current financial liabilities			20,394	12,911
Equity attributable to equity holders of the Corporation			53,276	55,284

____________________________

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment conducts research activities and has incurred losses since inception. Quarterly data is presented below.

	August 31,	May 31,	February 29,	November 30,
	2016	2016	2016	2015
	$	$	$	$
Total Revenues	11,591	11,257	10,030	5,520
Non-IFRS operating loss[1]	(857)	(1,147)	(493)	(2,451)
Net loss	(2,419)	(3,824)	(379)	(2,928)
Net income (loss) attributable to equity holders of the Corporation	(1,191)	(2,157)	615	(1,776)
Basic and diluted earnings (loss) per share	(0.02)	(0.03)	0.01	(0.02)

	August 31,	May 31,	February 28,	November 30,
	2015	2015	2015	2014
	$	$	$	$
Total Revenues	4,378	2,704	4,021	4,735
Non-IFRS operating loss[1]	(3,104)	(5,168)	(9,964)	(4,315)
Net income (loss)	(2,557)	(4,966)	(10,679)	74
Net loss attributable to equity holders of the Corporation	(1,875)	(4,434)	(9,220)	(1,333)
Basic and diluted loss per share	(0.02)	(0.06)	(0.12)	(0.02)

The net loss for the quarter ended August 31, 2016 includes finance costs of $647 representing interest on loans and borrowings. The net loss for the quarter ended May 31, 2016 includes finance costs of $1,129 comprised of interest on loans and borrowings of $635 and foreign exchange loss of $494. The net loss of the quarter ended February 29, 2016 includes a recovery of income taxes of $2,046 related to recognition of previously unrecognized deferred tax assets of the Corporation as a result of future profitability expected from the acquired business of Biodroga and deferred tax on the net results of Biodroga since the acquisition date. The net loss of the quarter ended November 30, 2015 includes a gain resulting from the change in fair value of the derivative warrant liability of $343 and other income from insurance recoveries of $500.

The net loss of the quarter ended August 31, 2015 includes unallocated production overheads due to lower than expected level of production of $441, inventory write-down of $945 and reversal of write-down on inventory of $1,406. The net loss of the quarter ended May 31, 2015 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $1,653 and also includes unallocated production overheads due to lower than expected level of production of $1,733. The net loss of the quarter ended February 28, 2015 includes incremental costs related to the plant issues of $2,048, impairment on inventory of $4,043 due to the degradation of raw material, a bad debt expense of $592 and a loss resulting from the change in fair value of the derivative warrant liability of $681. The net income of the quarter ended November 30, 2014 was comprised of a gain resulting from the change in fair value of the derivative warrant liability of $5,043.

____________________________

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

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management discussion and analysis of the financial situation and operating results

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at August 31, 2016 compared to February 29, 2016:

Accounts	Increase (Reduction)	Comments
Cash	2,335	Refer to ‘’liquidity and capital resources’’
Short-term investments	(3,212)	Maturity of investments
Trade and other receivables	(3,494)	Receipt of accounts receivables
Prepaid expenses	(500)	Recognition of prepaid expenses
Inventories	(3,094)	Increase in sales
Restricted short-term investments	125	Pledge on cross-currency swap
Property, plant and equipment	(141)	Costs related to equipment net of depreciation
Intangible assets	(366)	Amortization
Deferred tax assets	(256)	Utilization of deferred tax assets
Trade and other payables	(2,316)	Payment of trade and other payables
Deferred revenues	(186)	Recognition of deferred revenues
Income taxes payable	(301)	Payment of income taxes payable
Loans and borrowings	(422)	Financing from B&C less repayments

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from February 29, 2016.

CONSOLIDATED CONTRACTUAL OBLIGATIONS

Derivatives over the Corporation’s own equity in the amount of $56 at August 31, 2016 do not give rise to liquidity risk because they settle in shares and thus have been excluded from the below table.

The following are the contractual maturities of financial liabilities and other contracts as at August 31, 2016:

						August 31, 2016
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables	$7,502	$7,502	$7,502	$–	$–	$–
Loans and borrowings*	27,260	32,121	8,751	20,371	2,999	–
Interest rate swap contract	23	23	12	11	–	–
Cross currency swap contracts	44	44	44	–	–	–
Research and development contracts	–	2,295	2,295	–	–	–
Purchase obligation	–	1,646	1,646	–	–	–
Operating leases	–	2,751	684	1,019	688	360
Other agreements	–	589	589	–	–	–
	$34,829	$46,971	$21,523	$21,401	$3,687	$360

*Includes interest payments to be made at the contractual rate.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of August 31, 2016, Neptune was compliant with all of its borrowing covenant requirements.

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (“IFRIC”) that are mandatory but not yet effective for the three- month and six-month periods ended August 31, 2016 and have not been applied in preparing the consolidated interim financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the consolidated financial statements:

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management discussion and analysis of the financial situation and operating results

IFRS 9 – Financial Instruments

IFRS 15 – Revenue from Contracts with Customers

IFRS 16 – Leases

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions

Further information on these modifications can be found in Note 3 of the August 31, 2016 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (“CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (“CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting.

There have been no changes in the Corporation’s ICFR during the three-month period ended August 31, 2016 that have materially affected, or are reasonably likely materially affecting its ICFR.

Limitation on scope of design

The Corporation has limited the scope of its disclosure controls and procedures and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the annual filing. The Corporation elected to exclude Biodroga as allowed by National Instrument 52-109 and in accordance with practices accepted by the Autorités des Marchés Financiers.

The table below presents the summary financial information included in the Corporation’s Consolidated Financial Statements for the excluded acquired business:

Biodroga Selected financial information from the statement of earnings	March 1st - August 31, 2016
Total revenues	$12,354
Operating income	1,689

Biodroga Selected financial information from the statement of financial position	As at August 31, 2016
Total current assets	$9,282
Total non-current assets	14,610
Total current liabilities	7,019
Total non-current liabilities	8,509

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Additional Information

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at October 12, 2016, the total number of common shares issued and outstanding by the Corporation is 77,945,548 and the Corporation’s common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There are also 774,174 warrants, 4,937,965 options and 425,354 deferred share units. Each warrant, option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 145,750 Acasti call-options on shares it owns of the subsidiary outstanding as at the same date, exercisable into one Class A share of the subsidiary. In addition, Acasti has 18,400,000 Series 8 warrants (including 592,500 warrants owned by the Corporation), 161,654 Series 9 warrants and 1,028,551 options outstanding at this date. Each Series 9 warrant, option and restrictive share unit is exercisable into one Class A share to be issued from treasury of Acasti. Ten Series 8 warrants are exercisable into one Class A share to be issued from treasury of Acasti. Information about Acasti call-options, options and warrants of Acasti reflect the reverse stock split that occurred on October 14, 2015.

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